Worthpoint Corporation

INDEPENDENT AUDITORS’ REPORT

To Board of Directors and Stockholders

Worthpoint Corporation

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Worthpoint Corporation (the “Company”) which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Worthpoint Corporation as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ dbbmckennon

Newport Beach, CA

May 12, 2017

F-1

WORTHPOINT CORPORATION

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2016 AND 2015

	2016	2015
Assets
Current assets:
Cash	$34,923	$92,379
Accounts receivable	86,766	97,508
Other current assets	14,679	54,817
Total current assets	136,368	244,704

Property and equipment, net	4,861	4,126
Intangible assets, net	2,602,861	2,257,529
Other assets	47,873	24,842
Total assets	$2,791,963	$2,531,201

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$537,138	$276,968
Accrued liabilities	61,415	10,713
Deferred revenue	325,529	204,331
Related party advances	124,979	122,400
Note payable - current	91,236	97,236
Convertible debt, net of discount	56,657	-
Convertible debt - related parties, net of discount	349,453	-
Total current liabilities	1,546,407	711,648

Line of credit	175,000	150,000
Note payable - long term, net of current portion	344,914	428,511
Total liabilities	2,066,321	1,290,159

Commitments and contingencies (Note 6)	-	-

Stockholders' Equity:
Preferred Series A, $0.001 par value 884,550 shares authorized, 884,550 issued and outstanding at December 31, 2016 and 2015, respectively	808,399	808,399
Preferred Series A-1, $0.001 par value 4,411,628 shares authorized, 4,385,141 issued and outstanding at December 31, 2016 and 2015, respectively	15,226,755	15,226,755
Common stock, $0.001 par value, 11,703,822 shares authorized; 3,204,024 and 3,150,273 shares issued and outstanding at December 31, 2016 and 2015, respectively	3,204	3,150
Additional paid-in capital	1,162,974	1,075,222
Accumulated deficit	(16,475,690)	(15,872,484)
Total stockholders' equity	725,642	1,241,042
Total liabilities and stockholders' equity	$2,791,963	$2,531,201

The accompanying notes are an integral part of these consolidated financial statements.

F-2

WORTHPOINT CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015

Revenues	$2,879,539	$2,820,115

Cost of revenues	1,020,520	825,478

Gross profit	1,859,019	1,994,637

Operating Expenses:
General and administrative	1,223,360	1,017,908
Sales and marketing	702,245	489,021
Research and development	448,077	399,781
Total operating expenses	2,373,682	1,906,710

Operating income (loss)	(514,663)	87,927

Other (income) expense :
Interest expense	88,543	83,162
Other income	-	(58,846)
Loss on impairment of investment	-	250,000
Total other (income) expense	88,543	274,316

Loss before provision for income taxes	(603,206)	(186,389)

Provision for income taxes	-	1,912

Net loss	$(603,206)	$(188,301)

Basic and diluted loss per common share	$(0.19)	$(0.06)
Weighted averge common shares outstanding, basic and diluted	3,195,060	3,150,237

The accompanying notes are an integral part of these consolidated financial statements.

F-3

WORTHPOINT CORPORATION

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	Preferred Series A		Preferred Series A-1		Common Stock		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
December 31, 2014	884,550	$808,399	4,119,440	$14,296,858	3,150,237	$3,150	$1,052,674	$(15,684,183)	$476,898
Stock based compensation	-	-	-	-	-	-	19,948	-	19,948
Converted debt	-	-	265,701	929,897	-	-	-	-	929,897
Warrants issued for compensation	-	-	-	-	-	-	2,600	-	2,600
Net loss	-	-	-	-	-	-	-	(188,301)	(188,301)
December 31, 2015	884,550	808,399	4,385,141	15,226,755	3,150,237	3,150	1,075,222	(15,872,484)	1,241,042
Stock based compensation	-	-	-	-	-	-	11,188	-	11,188
Relative fair value of warrants issued with convertible debt	-	-	-	-	-	-	35,580	-	35,580
Warrants issued for compensation	-	-	-	-	-	-	40,500	-	40,500
Warrants exercised	-	-	-	-	53,787	54	484	-	538
Net loss	-	-	-	-	-	-	-	(603,206)	(603,206)
December 31, 2016	884,550	$808,399	4,385,141	$15,226,755	3,204,024	$3,204	$1,162,974	$(16,475,690)	$725,642

The accompanying notes are an integral part of these consolidated financial statements.

F-4

WORTHPOINT CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(603,206)	$(188,301)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,500	18,086
Amortization	278,268	231,061
Amortization of debt discount	12,190	-
Bad debt	36,744	-
Loss on impairment of investment	-	250,000
Stock-based compensation	51,688	22,548
Changes in operating assets and liabilities:
Accounts receivable	(26,002)	34,665
Other current assets	76,479	(28,386)
Accounts payable	156,237	(15,728)
Accrued liabilities	50,702	25,342
Deferred revenue	121,198	28,133
Net cash provided by operating activities	155,798	377,420

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2,235)	(1,090)
Amount paid for investment	-	(250,000)
Deposits and other	(23,031)	(10,532)
Proceeds from sale of intangible assets	-	151,886
Purchase of intangible assets	(519,667)	(496,935)
Net cash used in investing activities	(544,933)	(606,671)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from related party advances	2,579	10,428
Proceeds from line of credit, net	25,000	16,993
Repayments of notes payable	(89,597)	(82,157)
Payments for offering costs	(36,341)	-
Proceeds from convertible debt	60,000	45,000
Proceeds from convertible debt - related parties	369,500	255,000
Proceeds from warrants exercised	538	-
Net cash provided by financing activities	331,679	245,264

Increase (decrease) in cash and cash equivalents	(57,456)	16,013
Cash and cash equivalents, beginning of year	92,379	76,366
Cash and cash equivalents, end of year	$34,923	$92,379

Supplemental disclosures of cash flow information:
Cash paid for interest	$58,267	$57,233
Cash paid for income taxes	$-	$1,912

Non cash investing and financing activities:
Conversion of converrible debt and accrued interest in Series A-1	$-	$929,897
Fair value of warrants with convertible debt	$35,580	$-
Capitalized intangible asset costs in accounts payable	$103,933	$-

The accompanying notes are an integral part of these consolidated financial statements.

F-5

WORTHPOINT CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

Worthpoint Corporation was incorporated on January 16, 2007 (“Inception”) in the State of Delaware. The Company’s headquarters are located in Atlanta, Georgia.  The Company has developed a suite of online and mobile offerings consisting of a database for researching and valuing antiques, art and collectibles, a detailed catalog of Maker's Marks and other identifying indicators, as well as access to a library of reference books and price guides from leading publishers in a wide range of antiques and collecting categories. The consolidated financial statements of Worthpoint Corporation and subsidiaries (which may be referred to as "Worthpoint," the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Management Plans

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has sustained losses for the past two years and has been required to obtain additional financing to sustain operations. Despite these losses, management believes that recent developments within the business as well as the accessibility to potential capital alleviate any substantial doubt about the Company’s ability to continue as a going concern.

Subsequent to the year ended December 31, 2016, operations have continued to improve such that the Company’s cash intake from revenues is approaching the amount of cash used each month. Management currently expects funds generated from operations on a monthly basis to be equal to or greater than funds used in operations by the year ended December 31, 2017.

During the next twelve months, the Company intends to fund its operations through the sale of common stock to third parties and related parties. The Company intends to sell stock via the Company’s current proposed Regulation A offering, a Regulation D offering and/or exercising of options that will be expiring in 2017 by certain members of Management. In addition, due to the improving operations, the Company is in talks with its commercial banking lender to expand the lending facility back to levels which it original was prior to being paid down. Furthermore, the Company has worked out repayment schedules with its short term creditors that will allow the company to repay them over the next 12 to 15 months. Substantial progress on repaying the short term creditors has already been made so far in fiscal 2017. If the Company is unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations; however, we do not anticipate reducing the operations to a level which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of WorthPoint Corporation and Subsidiaries, WorthPoint (Ireland) Limited, WPGA Holding Corp, and GoAntiques, Inc. its wholly-owned subsidiaries. Significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to, recoverability of property and equipment and long-lived assets, valuation of stock options and warrants, and the valuation allowance related to deferred tax assets. It is reasonably possible that changes in estimates will occur in the near term.

F-6

WORTHPOINT CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued liabilities, related party advances, line of credit, notes payable and convertible notes. Fair values for these items were assumed to approximate carrying values because of their short term nature or they are payable on demand.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. Accounts receivable primarily consists of credit card charges processed by the Company’s credit card processors but not yet deposited into a Company bank account and receivables related to display services for which payment terms are provided. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. The allowance for doubtful accounts was $6,173 and $1,362 as of December 31, 2016 and 2015, respectively.

Property and Equipment

Property and equipment are stated at cost. The Company’s fixed assets are depreciated using the straight-line method over the estimated useful life of five (5) to seven (7) years. Leasehold improvements are depreciated over the shorter of the useful life or term of the lease. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

F-7

WORTHPOINT CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Content Databases

Content databases consists of a database for researching valuing antiques, art and collectibles, a detailed catalog of Maker's Marks and other identifying indicators, as well as access to a library of reference books and price guides from leading publishers that the Company has accumulated in its databases. These records have been digitized and indexed to allow subscribers to search and view the content online and include the costs to acquire or license the historical records, costs incurred by Company employees or by third parties to scan, key and index the content and the fair value allocated to content databases in business acquisitions. The Company generally amortizes content databases on a straight-line basis over 10 years after the content acquired. The amortization expense associated with content databases is included in cost of revenues in the consolidated statements of operations.

Investment in Securities

The Company’s investments consisting of preferred shares of non-controlled entities are accounted for on the cost basis.

In May 2015, the Company entered into an agreement to purchase 2,500,000 preferred shares in Search Find Sell, Inc. (“SFS”), which represented a 25% stake on a fully diluted basis, for $75,000 in cash and $175,000 in the form of a short term note, which was fully paid in 2015. The Company determined that the cost investment method was appropriate as management has been unable to excerpt significant influence over SFS from the time of the investment and the shareholders of SFS is concentrated to a large degree which nullifies the Company’s influence over SFS. Since the time at which the investment has made, SFS has not succeeded in its business plan and requires significant capital to continue to operate. The Company determined that there is an other than temporary impairment of the investment and accordingly, the full value of the investment was deemed impaired as of December 31, 2015. Thus, during the year ended December 31, 2015, the Company recorded a loss on investment of $250,000 in the accompanying consolidated statement of operations.

Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during the years ended December 31, 2016 and 2015. There can be no assurance, however, that market conditions will not change or demand for the Company’s products and services will continue, which could result in impairment of long-lived assets in the future.

Software Development Costs

The Company develops and utilizes internally developed software. Costs incurred are accounted for under the provisions of Accounting Standards Codification (“ASC”) 350, Intangibles – Goodwill and Other, whereby direct costs related to development and enhancement of internal use software are capitalized, and costs related to maintenance are expensed as incurred. The Company capitalizes its direct internal costs of labor and associated employee benefits that qualify as development or enhancement of internally developed software. These software development costs are amortized over the estimated useful life of the software which management has determined is five years once the software is placed in service. No development costs were capitalized during the years ended December 31, 2016 and 2015. Development costs incurred in prior periods have been fully amortized.

Intangible Assets

Intangible assets with finite lives are amortized over their respective estimated lives and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. The impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined. To date, there have been no impairment charges recognized.

F-8

WORTHPOINT CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deferred Rent

The Company accounts for lease rentals that have escalating rents on a straight-line basis over the life of each lease. This accounting generally results in a deferred liability (for the lease expense) recorded on the consolidated balance sheet. As of December 31, 2016, the Company has accrued $28,757 in accrued liabilities in the accompanying consolidated balance sheet.

Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' equity.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is amortized to the accumulated deficit, due to the absence of additional paid-in capital, over the period to redemption using the effective interest method of accounting.

Dividends which are required to be paid upon redemption are accrued and recorded within preferred stock and accumulated deficit.

Revenue Recognition

The Company recognizes revenue related to sales of subscriptions, products and services when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured.

Subscription revenues are derived by providing access to the Company’s technologies and content on its websites. Subscription fees are collected primarily from credit cards through the Company’s websites at the beginning of the subscription period. Subscription revenues are recognized ratably over the subscription period, ranging from one month to one year, net of estimated cancellations. Subscription revenues are not allocated to any free-trial periods the Company may offer. Amounts received from subscribers for which the performance obligations have not been fulfilled are recorded in deferred revenue.  As of December 31, 2016 and 2015, deferred revenue recorded on the accompanying consolidated balance sheets related 100% to subscriptions.

The Company's display revenue is generated from the display of graphical, non-graphical, and video advertisements on the Company's websites. The revenue is recorded when the impression is delivered. Arrangements for these services generally have terms ranging from 30 to 60 days. Display revenue represents less than 5% of the Company's total revenues.

F-9

WORTHPOINT CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company maintains an allowance for future subscription cancellations and returns based on historical trends and data specific to each reporting period. The historical cancellation and returns rates are applied to the current period’s revenues as a basis for estimating future returns. Actual customer subscription cancellations and returns are charged against this allowance or against deferred revenue to the extent that revenue has not yet been recognized.

Cost of Revenues

Cost of subscription revenues consists of amortization of content databases, web server operating costs, credit card processing fees, personnel-related costs of web support, and outside service costs for website content.

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future offerings. Our research and development costs consist primarily of internal salaries. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses were approximately $193,464 and $127,603 for the years ended December 31, 2016 and 2015, respectively.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes.  Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their consolidated financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. At December 31, 2016 and 2015, the Company has established a full reserve against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions.  A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

F-10

WORTHPOINT CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company maintains balances in excess of the federally insured limits.

The Company has two vendors that made up 22% and 23% of accounts payable as of December 31, 2016. One vendor as of December 31, 2015 made up 26% of accounts payable. The Company purchases over 95% of its content, content related services and data from the vendor with concentrations in both years. The loss of this vendor would have a significant impact on the Company’s operations.

Loss per Common Share

The Company presents basic loss per share (“EPS”) and diluted EPS on the face of the consolidated statements of operations. Basic loss per share is computed as net loss divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants, and convertible securities. For the years ended December 31, 2016 and 2015, the Company had 1,858,232 options and 362,500 and 242,087 warrants outstanding, respectively. In addition, the Company’s convertible debt and preferred stock, as presented in the accompanying consolidated balance sheets, are or may become convertible into common stock; however; due to the net loss in the periods presented, the effects of all common stock equivalents would be antidilutive and are, therefore, excluded from diluted EPS calculations.

Risks and Uncertainties

The Company’s operations are subject to new innovations in product design and function. Significant technical changes can have an adverse effect on product lives. Design and development of new products are important elements to achieve and maintain profitability in the industry segment.

Recent Accounting Pronouncements

In November 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash,” to address the diversity that exists on how entities classify and present changes in restricted cash or restricted cash equivalents on the statement of cash flows. Other than limited guidance for not-for-profit entities, current GAAP does not include specific guidance on the cash flow classification and presentation of changes in restricted cash or restricted cash equivalents. The amendments in this update now provide guidance on the presentation of restricted cash or restricted cash equivalents in the statement of cash flows. This ASU is effective for public entities for annual periods beginning after December 15, 2017, including interim periods within that reporting period, with early adoption permitted. The amendments should be applied using a retrospective transition method to each period presented. We do not think that the adoption of this ASU will have a significant impact on our consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments,” to provide guidance on eight specific cash flow issues where current GAAP is unclear or does not have specific guidance. The cash flow issues covered by this ASU are: 1) debt prepayment or debt extinguishment costs; 2) settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; 3) contingent consideration payments made after a business combination; 4) proceeds from the settlement of insurance claims; 5) proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies; 6) distributions received from equity method investees; 7) beneficial interests in securitization transactions; and 8) separately identifiable cash flows and application of the predominance principle. The effective date and transition requirements of this ASU for public entities are effective for annual periods beginning after December 15, 2017, including interim periods within that reporting period, with early adoption permitted. The amendments should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. We are currently evaluating the impact of the adoption of this ASU on our consolidated financial statements.

F-11

WORTHPOINT CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In March 2016, the FASB issued ASU 2016-09, “Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting,” as part of the Board’s Simplification Initiative. The areas for simplification in this Update involves several aspects of share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Variables such as timing of award settlements or expirations, changes in stock price over time, ultimate payout levels for awards with performance contingencies, shares cancelled before vesting, and the tax rules in effect at the time of settlement will impact both the timing and the amount of the tax deductions. We are currently evaluating the impact of the adoption of this ASU on our consolidated financial statements.

The FASB Board issues ASU’s to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2016 and 2015:

	2016	2015
Furniture and fixtures	$1,805	$1,805
Computer equipment	23,753	21,518
Office furniture	2,866	2,866
Software	6,312	6,312
Total property and equipment	34,736	32,501
Accumulated Depreciation	(29,875)	(28,375)
	$4,861	$4,126

Depreciation expense for the years ended December 31, 2016 and 2015 was $1,500 and $18,086, respectively.

NOTE 4 – INTANGIBLE ASSETS

Intangible assets subject to amortization consisted of the following at December 31, 2016 and 2015:

	2016	2015
Content database	$3,318,058	$2,694,458
Accumulated amortization	(800,713)	(522,445)
	$2,517,345	$2,172,013

F-12

WORTHPOINT CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amortization expense for the years ended December 31, 2016 and 2015 was $278,268 and $231,061, respectively. As of December 31, 2016, future amortization based on the content database assets is as follows:

Years Ending December 31:
2017	$301,653
2018	301,653
2019	301,653
2020	301,653
2021	301,653
Thereafter	1,009,080
$2,517,345

Intangible assets not subject to amortization consisted of antique libraries valued at $85,516 as of December 31, 2016 and 2015.

In May 2015, the Company entered into an asset purchase agreement with a third party for the sale of the Company’s intangible assets held within its wholly owned subsidiary GoAntiques, which included intangible assets with a carrying value totaling $151,886 for cash consideration of the same amount; accordingly, no gain or loss was recorded on the sale of assets. The Company determined that the assets sold constituted a similar line of business and accordingly, the need for discontinued operation presentation was not required.

NOTE 5 – DEBTS

Line of Credit

On April 26, 2010, the Company entered into a line of credit agreement with a financial institution. The credit facility under the agreement consisted of a $50,000 revolving loan. The line of credit is collateralized by substantially all assets of the Company and personally guaranteed by certain stockholders. On October 24, 2014, the line of credit ceiling was raised to $150,000. In March 2016, the credit ceiling was raised to $200,000. The line of credit bears interest at the Wall Street Journal’s prime rate (3.75% and 3.50% at December 31, 2016 and 2015, respectively) plus 1.75% per annum with a 5.75% floor, payable monthly, and expires on May 30, 2017. The line of credit is in the process of being extend for another year. As of December 31, 2016 and 2015, $175,000 and $150,000, was due under the line of credit with $25,000 and $0 of credit remaining available, respectively.

Term Loans

In June 2011, the Company purchased an antique catalog library from a third party for $100,000. Half of the purchase price was through the issuance of a note payable of $50,000 due in annual installments of $16,667 through April 2014 and bears no interest. As of December 31, 2016 and 2015, the balance outstanding was $8,167 and $14,167, respectively. The note is in technical default, but no demand has been made.

The Company entered into a $823,000 term loan with a financial institution in April 29, 2011 to fund operations. The loan is collateralized by substantially all of the Company’s assets and personally guaranteed by certain stockholders. The loan bears interest at Wall Street Journal’s prime rate (3.75% and 3.50% at December 31, 2016 and 2015, respectively) plus 2.75% per annum, matures on May 1, 2021 and is payable in 120 monthly installments. The monthly payment amount for 2016 and 2015 ranged from $9,238 to $9,421. As of December 31, 2016 and 2015, $427,983 and $511,580 is due under this loan, respectively.

F-13

WORTHPOINT CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Convertible Debt

From September 2013 to July 2015, the Company entered into convertible debt agreements totaling $837,500 convertible into Series A-1 Preferred stock at the sole discretion of the Company. The notes bore interest at a rate of 18% per annum if paid repaid in cash or 10% per annum if converted into equity, and compounded quarterly. The notes were due on the second anniversary of each note agreement. In July 2015, the notes were converted to Series A-1 Preferred Stock. The conversion price was set by the Board of Directors at $3.50 per share and the convertible debt was converted into 265,701 shares of Series A-1 Preferred Stock in full per the terms of the agreements. See Note 8 for related party portion of this debt.

Bridge Financing

Starting in May 2016, the Company raised convertible bridge financing (“Bridge Notes”) from both related parties and non-related parties, to fund operations and the Company’s capital raising efforts. As of December 31, 2016, $429,500 was raised, of which $369,500 was to related parties. The Bridge Notes bear interest at 10% per annum with a default rate of 13%, and are due on September 30, 2017. The Bridge Notes shall automatically convert into the Series A-1 Preferred Stock of the Company upon the later of one day after the expiration of the pre-emptive rights granted to certain of the Company’s stockholders pursuant to Section 3.1 of the Third Amended and Restated Investor Rights Agreement by and among the Company and purchasers of its preferred stock, and the maturity date of September 30, 2017.

For every $1,000 in Bridge Note, the holder receives 200 warrants to purchase common stock. Accordingly, 85,900 warrants were issued with the Bridge Notes, 73,900 of which was to related parties. The warrants were immediately vested, have a ten-year term, and an exercise price of $0.01. The Company calculated the relative fair value of the warrants issued with the Bridge Notes using a Black-Scholes pricing model with the following range of inputs:

December 31, 2016
Expected life (years)	10
Risk-free interest rate	1.4 - 1.8%
Expected volatility	50%
Annual dividend yield	0%

The method of using variables is similar to those described for stock options in Note 7.

The relative fair valued, $35,580 was recorded as a discount to the note, with the discount being accreted up over the life of the note to interest expense using the straight line method due to the short term nature of the notes. Accretion of the Bridge Note discount was $12,190 during the year ended December 31, 2016. As of December 31, 2016, $23,390 remains to be accreted through September 30, 2017.

Aggregate future principal payments for all notes payable and convertible debt are as follows as of December 31, 2016:

Years Ending December 31:
2017	$520,736
2018	88,438
2019	94,209
2020	100,355
2021	61,912
865,650
Less: current portion, without discount	(520,736)
$344,914

F-14

WORTHPOINT CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Interest expense recognized for the years ended December 31, 2016 and 2015 was $88,543 and $83,162, respectively.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Lease

On December 2, 2015, the Company entered into a lease agreement for its corporate office in Atlanta, GA. The lease is for 63 months with lease payments ranging from $8,912 to $10,332. The lease commenced January 1, 2016 and the Company received three months of free rent for the first three months of occupancy.

Prior to the new lease, the Company leased space for its operations in Atlanta, GA commencing in February 2012. The Company’s lease was for 66 months with lease payments ranging from $5,986 to $6,941. In August 2012, the Company expanded this lease for the storage space. The expansion lease commenced in January 2013 was for 56 months and included monthly rent ranging from $1,280 to $1,484. As of December 31, 2015, the Company terminated this lease with full release of the ongoing obligation. There are no additional future payments in relation to this lease and no future liability.

The Company has also entered into a lease agreement in December 2015 for offsite storage in Atlanta, GA. The lease is for 39 months with lease payments from $1,620 to $1,770. The lease commenced on December 12, 2015.

The following table summarizes the Company's future minimum commitment under lease agreements as of December 31, 2016:

Years Ending December 31:
2017	$129,373
2018	133,258
2019	121,329
2020	119,502
2021	30,095
$533,557

Rent expense for the years ended December 31, 2016 and 2015 was $128,837 and $99,909, respectively.

License and Service Agreement

In December 2015, the Company entered into an amended agreement with a third party for the licensure and maintenance of content delivery. Under the agreement, the Company is required to pay annual licensing and maintenance fees of $710,904 in 2016, $714,022 in 2017, and $717,141 in 2018. Fees are invoiced monthly on a pro-rata basis. The agreement automatically renews for an eight (8) year term unless terminated with twelve (12) months notice. The Company can cancel the agreement with 90 days notice.

NOTE 7 – STOCKHOLDERS' EQUITY

In July 2016, the Board of Directors approved, subject to stockholder approval and filing with the State of Delaware, the increase of common shares from 11,703,822 to 11,800,000 and the increase of Series A-1 Preferred Stock from 4,411,628 to 4,956,142. This increase has not yet been effected.

In November 2016, the Company’s shareholders approved a one for six reverse-stock split, which also granted the board of directors the authority to elect not to file an amendment to the certificate of incorporation to effect the reverse stock split, based on the results of Company’s proposed Regulation A (Tier 2) offering which was qualified by the Securities and Exchange Commission subsequent to year end.  The Regulation A offering is ongoing and has not received the minimum amount of funding required to break escrow.  Accordingly, the board has not yet effectuated the reverse-stock split per the authority provided to them.

F-15

WORTHPOINT CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Preferred Stock

The Company has authorized the issuance of 5,296,178 shares of preferred stock, each share having a par value of $0.001. Of these shares, 884,550 have been designated Series A Preferred “Series A” and 4,411,628 have been designated Series A-1 Preferred “Series A-1.”

Series A

In 2007, the Company received a cash investment of $808,399 and issued 884,550 shares of Series A, or $0.91 per share. The Series A-1 have liquidation and redemption priority over the Series A. The Series A has liquidation priority over common stock. The Series A votes on an as converted basis. The Series A is convertible by the holder at any time after issuance on a one to one basis for common stock. The Series A is automatically converted into common stock upon an effective registration statement, listing upon the AIM market on the London Stock Exchange or the date to which the majority of the Series A holders vote to convert. In addition, the Series A has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments.

Series A-1

In 2012, the Company received a cash investment of $1,131,722 at $3.50 per share and converted $13,165,136 in funds received prior to 2010 from Series B, C and D preferred stock. A total of 4,119,040 Series A preferred were issued in connection with these transactions. The Series A-1 have liquidation and redemption priority over the Series A and common stock. The Series A-1 votes on an as converted basis. The Series A-1 is convertible by the holder at any time after issuance on a one to one basis for common stock. The Series A-1 is automatically converted into common stock upon an effective registration statement, listing upon the AIM market on the London Stock Exchange or the date to which the majority of the Series A-1 holders vote to convert. In addition, the Series A-1 has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments.

During the year ended December 31, 2015, 265,701 shares of Series A-1 were issued for the conversion of convertible debt. See Note 5. There were no such conversions in 2016.

Common Stock

We have authorized the issuance of 11,703,822 shares of our common stock, each share having a par value of $0.001.

Stock Options

During 2007, the Company adopted the WorthPoint, Inc. 2007 Equity Incentive Plan (the “Plan”).  The Plan provides for the grant of equity awards to our directors, employees, and certain key consultants, including stock options and restricted stock units to purchase shares of our common stock.  Up to 2,300,000 shares of our common stock may be issued pursuant to awards granted under the Plan, subject to adjustment in the event of stock splits and other similar events. As of December 31, 2016, 441,768 shares of common stock remain issuable under the Plan.  The Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board of Directors.

During 2016 and 2015, the Company granted 0 and 191,751 options to various employees and contractors, respectively. Each option issued during these periods had a life of ten years; exercise prices ranging from approximately $1.05 to $1.20; and vesting terms ranging from immediately to four years. The Company expenses the value of the options over the vesting for the employees. For non-employees the Company revalues the fair market value of the options at each reporting period under the provisions of ASC 505 Equity. Because there were no significant changes in variables, other than the passage of time, the change in valuation related to non-employee options was negligible and inputs used were similar to those noted below for 2015.  The Company valued the options using the Black-Scholes pricing model on the date of grant using the following weighted-average assumptions:

F-16

WORTHPOINT CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	December 31, 2016	December 31, 2015
Expected life (years)	N/A	6.25
Risk-free interest rate	N/A	1.8%
Expected volatility	N/A	50%
Annual dividend yield	N/A	0%

The total value of the options issued during 2016 and 2015 was $0 an $21,775, respectively

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company estimated the fair value of common stock by comparing observable corporate transactions publicly disclosed which had similar attributes (subscriber base) to the Company, adjusting for debt, dilution, and marketability of common stock.

A summary of the Company’s stock options activity and related information is as follows:

		Weighted	Weighted average
	Number of	Average Exercise	Remaining
	Shares	Price	Contractual Term
Outstanding at December 31, 2014	1,691,981	$1.71	5.8
Granted	191,751	1.14	10.0
Exercised	-	-	-
Expired/Cancelled	(25,500)	1.05	8.8
Outstanding at December 31, 2015	1,858,232	$1.66	5.2
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2016	1,858,232	$1.66	4.2

Exercisable at December 31, 2015	1,731,830	$1.70	5.0
Exercisable at December 31, 2016	1,796,987	$1.68	4.1

F-17

WORTHPOINT CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016, there was approximately $5,500 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees and directors under the Plan. That cost is expected to be recognized over the next four years as follows: 2017 - $3,000, 2018 - $2,000, and 2019 - $500.

During the years ended December 31, 2016 and 2015, stock option compensation was $11,188, and $19,948, respectively, and included in general and administrative expenses in the accompanying consolidated statements of operations.

Warrants

The following is a table of warrant activity during the years ended December 31, 2016 and 2015:

			Weighted Average
		Weighted Average	Remaining
	Number of Shares	Exercise Price	Contractual Term
Outstanding at December 31, 2014	236,087	$0.01	5.8
Granted	6,000	0.01	10.0
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2015	242,087	0.01	4.9
Granted	174,200	0.01	10.0
Exercised	(53,787)	0.01	2.7
Expired/Cancelled	-	-	-
Outstanding at December 31, 2016	362,500	$0.01	6.7

During the year ended December 31, 2016, the Company issued 88,300 warrants to related parties for compensation. The warrants had an exercise price of $0.01, vested immediately, and have a ten-year life. The Company valued the warrants using the Black-Scholes pricing model using the above information as inputs, volatility of 50%, a risk-free rate based on a ten-year treasury, and zero dividend rate. The warrants were valued at $40,500 which is included in general and administrative in the accompanying consolidated statement of operations. In 2016, 53,787 warrants were exercised for a total of $538 received. In 2015, 6,000 warrants were issued to related parties for compensation. The warrants were immediately vested and valued at $2,600 which is located in general and administrative expense within the accompanying consolidated statement of operations. The Company valued these warrants using the Black-Scholes pricing model with similar inputs as used in stock option disclosures above for 2015.

During 2016, 89,500 warrants were issued in connection with the Bridge Notes as described in Note 5.

NOTE 8 – RELATED PARTY TRANSACTIONS

Related Party Advances

From time to time, the Company receives advances from related parties for short-term working capital. At December 31, 2016 and 2015, amounts outstanding under related party advances totaled $124,979 and $122,400, respectively, and are included in the accompanying consolidated balance sheets. Such advances are considered short-term, non-interest bearing and are due on demand.

Convertible Debt

As disclosed in Note 5, the Company entered into various convertible debt agreements from 2013 to 2015. Such convertible debts included $792,500 to related parties, all of which was converted to Series A-1 in 2015. Of these amounts $250,000 was received in 2013, $287,500 was received in 2014, and $255,000 was received in 2015.

F-18

WORTHPOINT CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Bridge Financing

Bridge financing, as disclosed in Note 5 was with related parties and included warrants as so described.

Stock Options and Warrants

The Company issued 0 and 52,751 stock options and 88,300 and 6,000 warrants to related parties during 2016 and 2015 for compensation, see Note 7.

NOTE 9 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31 2016 and 2015:

	2016	2015
Current tax provision:
Federal	$-	$-
State	-	1,912
Total	-	1,912

Deferred tax provision:
Federal	(8,299,000)	(8,114,000)
State	(526,000)	(493,000)
Total	(8,825,000)	(8,607,000)
Valuation allowance	8,825,000	8,607,000
Total provision for income taxes	$-	$1,912

Reconciliations of the U.S. federal statutory rate to the actual tax rate are as follows for the period ended December 31:

	2016	2015
Federal tax benefit at statutory rate	34.0%	34.0%
Permanent differences:
State taxes, net of federal benefit	4.0%	4.0%
Stock compensation	-3.3%	-4.5%
Non-deductible entertainment	-0.4%	-1.5%
Other permanent differences	0.0%	-0.2%
Temporary differences:
Accounts payable and accrued liabilities	-1.1%	13.5%
Data costs	6.7%	100.2%
Loss on cost investment	0.0%	-50.4
Other	-3.8%	-83.6%
Change in valuation allowance	-36.1%	-12.5%
Total provision	-0.0%	-1.0%

F-19

WORTHPOINT CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31:

	Asset (Liability)
	2016	2015
Current:
Accruals and other	$127,000	$114,000

Noncurrent:
Net operating loss carryforwards	9,081,000	8,919,000
Intangible assets and other	(382,000)	(424,000)
Valuation allowance	(8,826,000)	(8,609,000)
Net deferred tax asset	$-	$-

Based on federal tax returns filed, or to be filed, through December 31, 2016, the Company had available approximately $25,051,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company’s net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure.  Net operating loss carryforwards start to expire 2020 or 20 years for federal income and state tax reporting purposes.  The Tax Reform Act of 1986 includes provisions which may limit the new operating loss carry forwards available for use in any given year if certain events occur, including significant changes in stock ownership.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and Georgia state jurisdiction.  The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all period starting in 2014.  The Company currently is not under examination by any tax authority.

NOTE 10 – SUBSEQUENT EVENTS

Subsequent to December 31, 2016, the Company issued additional Bridge Notes for $70,500 from related parties that contained 14,100 warrants. The terms are the same as those described in Note 5.

Subsequent to year end, our Chief Executive Officer exercised stock options with a strike price of $0.91 for consideration of $103,500.

The Company has evaluated subsequent events that occurred after December 31, 2016 through May12, 2017, the issuance date of these consolidated financial statements. There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

F-20

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Worthpoint Corporation

By /s/ John Hale, SVP Finance

Date May 15, 2017

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By /s/ John Hale, SVP Finance

Date May 15, 2017